May 14, 2020

VIA EDGAR

U.S. Securities and Exchange Commission
Office of Trade and Services
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Stephen Kim and Doug Jones

Re: Murphy USA Inc.
Form 10-K for Fiscal Year Ended December 31, 2019
Filed February 18, 2020
File No. 001-35914

Gentlemen:

We are writing this letter to respond to the comment letter of the Staff of the Division of Corporation Finance (“the Staff”) of the Securities and Exchange Commission dated May 6, 2020 with respect to the Annual Report on Form 10-K for the fiscal year ended December 31, 2019 filed by Murphy USA Inc. on February 18, 2020. For your convenience, we have reproduced the Staff's comments before our response.

Form 10-K for the Fiscal Year Ended December 31, 2019

Management's Discussion and Analysis of Financial Condition and Results of Operations
Segment Results Operating Activities, page 35

1.Your analysis of changes in operating cash flows here and in the Form 10-Q for the period ended March 31, 2020 cites net income (which is on the accrual basis) and non cash items in explaining the change in cash. Note that citing such items may not provide a sufficient basis to understand how and why actual operating cash varied between comparable periods. Please refer to section IV. B.1 of SEC Release No. 33-8350 for guidance and revise your disclosure as appropriate.

Response: We have reviewed the guidance in SEC Release No. 33-8350 related to changes in operating cash flows as discussed in Section IV.B.1. In future filings, we will discuss changes in liquidity and capital resources in terms of changes to specific elements of working capital that are driven by sources and uses of cash. This will be in addition to our discussion of non-cash changes in working capital and net income when those items generate significant changes to operating cash flows.
Murphy USA Inc. │ 200 E. Peach St. │ El Dorado, AR 71730 │ 870-875-7600 │ www.corporate.murphyusa.com │ NYSE: MUSA

We trust that we have adequately responded to your requests with regard to the foregoing item. If you have any questions or desire further explanations, please call me at (870) 875-7514 or Donald Smith, VP and Controller at (870) 881-6878.

Very truly yours,

/s/ Mindy K. West

Mindy K. West
Executive Vice President, Fuels and Chief Financial Officer
Murphy USA Inc.